Filed by Level 3 Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: tw telecom inc.

Team,

Earlier today, we announced a definitive agreement to acquire tw telecom, a leading provider of telecommunications services in North America, including business Ethernet and converged IP solutions.  tw telecom’s business is highly complementary to Level 3 and the combination of the two companies furthers our effort to become the premier provider of global communications services to enterprise, wholesale and government customers.

With deep metro fiber networks, almost 21,000 on-net buildings, a powerful yet simple operating environment, a long track record of delivering revenue growth and an excellent team focused on providing a differentiated customer experience, tw telecom is a uniquely attractive and complementary acquisition for our company. Together, we will continue to expand our market opportunities and deliver industry-leading products and an industry-leading experience to our customers.

This is an important milestone for our company. I invite you to read the press release, which explains the details of the transaction.  You will receive a meeting invitation shortly for an all-employee webcast that I will host from the Broomfield event center at 10:00 a.m. MDT today. I hope that many of our local employees will join us live. Leaders across the company will also be holding all-hands meetings in the coming days and weeks to provide as much information as is available. To ensure we address your questions in these various forums, please send them to Corporate Communications.

We expect the transaction to close in the fourth quarter 2014; however, the timing is subject to regulatory, antitrust and stockholder approvals.  Until the transaction is closed, we will conduct business as usual. Both companies are required by law to continue to act as independent competitors in the industry. To this end, the federal government strictly regulates communications and interactions in accordance with antitrust laws. I ask that you review and abide by the Rules of Engagement.

We will communicate with you on an ongoing basis as more information about the transaction and timing becomes available; once we close the deal, we will increase our communication regarding integration activities. In the meantime, check Next Level regularly for updates and please direct any questions you have to your manager.

Our team has built great momentum and delivered solid performance over the past year. Your effective teamwork and our collective success makes the transaction we have announced today possible. Thank you.

While this is exciting news for Level 3, I understand a transaction of this nature can challenge our focus.  However, we cannot be distracted from our important day-to-day business; it is essential we keep our attention on our objectives to meet our 2014 targets, prepare for 2015 and deliver the experience our customers expect and deserve.  Thank you for your hard work and commitment to the success of Level 3.

Jeff

Important Information for Investors and Stockholders

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed business combination of Level 3 and tw telecom will be submitted to the stockholders of Level 3 and the stockholders of tw telecom for their consideration. Level 3 will file a registration statement on Form S-4, and Level 3 and tw telecom will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the “SEC”). Level 3 and tw telecom will each provide the final joint proxy statement/prospectus to its respective stockholders. Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about Level 3, tw telecom and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Level 3 and tw telecom free of charge at the SEC’s website at http://www.sec.gov. In addition, the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Level 3 may be obtained free of charge by directing such request to: Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado  80021 or from Level 3’s Investor Relations page on its corporate website at www.level3.com and the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by tw telecom may be obtained free of charge by directing such request to: tw telecom by telephone at 303-542-6894 or by submitting a request by e-mail to IR@twtelecom.com or a written request to Investor Relations, tw telecom, 10475 Park Meadows Parkway, Littleton, Colorado  80124 or from tw telecom’s Investor Relations page on its corporate website at www.twtelecom.com.

Level 3, tw telecom and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Level 3 and from the stockholders of tw telecom, respectively. Information about the directors and executive officers of Level 3 is set forth in the proxy statement on Schedule 14A for Level 3’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 11, 2014 and information about the directors and executive officers of tw telecom is set forth in the proxy statement for tw telecom’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2014. Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This document, including the documents incorporated herein by reference, contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of tw telecom by Level 3, including financial and operating results and synergy benefits that may be realized from the acquisition and the timeframe for realizing those benefits; (ii) Level 3’s and tw telecom’s plans, objectives, expectations and intentions; (iii) other statements contained in this communication that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “goal,” “strategy,” “future,” “likely,” “may,” “should,” “could,” “will,” and words of similar meaning or similar references to future periods.

Forward-looking statements are neither historical facts nor assurances of future performance.  Instead, forward-looking statements are based only on current beliefs, assumptions, and expectations regarding the future of our business, including the effects of the proposed acquisition of tw telecom by Level 3, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are inherently subject to significant business, economic and competitive uncertainties, risks, and contingencies, which may include third-party approvals, many of which are beyond our control and are difficult to predict. Therefore, readers of this communication are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

The following factors, among others, could cause our actual results and financial condition to differ materially from those expressed or implied in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger among Level 3, tw telecom, Saturn Merger Sub 1 and Saturn Merger Sub 2 (the “Merger Agreement”); (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain the required stockholder approvals; (3) the inability to satisfy the other conditions specified in the Merger Agreement, including without limitation the receipt of necessary governmental or regulatory approvals required to complete the transactions contemplated by the Merger Agreement; (4) the inability to successfully integrate our business with tw telecom’s business or to integrate the businesses within the anticipated timeframe; (5) the risk that the proposed transactions disrupt current plans and operations, increase operating costs and the potential difficulties in customer loss and employee retention as a result of the announcement and consummation of such transactions; (6) the ability to recognize the anticipated benefits of the combination of Level 3 and tw telecom, including the realization of revenue and cost synergy benefits and to recognize such benefits within the anticipated timeframe; (7) the outcome of any legal proceedings that may be instituted against Level 3, tw telecom or others following announcement of the Merger Agreement and transactions contemplated therein; and (8) the possibility that Level 3 or tw telecom may be adversely affected by other economic, business, and/or competitive factors.

Other important factors that may affect our business or the combined business’ results of operations and financial condition include, but are not limited to: a discontinuation of the development and expansion of the Internet as a communications medium and marketplace for the distribution and consumption of data and video; continued uncertainty in the global financial markets and the global economy; disruptions in the financial markets that could affect our ability to obtain additional financing; and our ability to: increase revenue from the services we offer; successfully use new technology and information systems to support new and existing services; prevent process and system failures that significantly disrupt the availability and quality of the services that we provide; prevent our security measures from being breached, or our services from being degraded as a result of security breaches; develop new services that meet customer demands and generate acceptable margins; effectively manage expansions to our operations; provide services that do not infringe the intellectual property and proprietary rights of others; attract and retain qualified management and other personnel; and meet all of the terms and conditions of debt obligations.

Discussions of additional factors, risks, and uncertainties can be found within Level 3’s and tw telecom’s respective filings with the Securities and Exchange Commission. Statements in this communication should be evaluated in light of these important factors, risks, and uncertainties. Any forward-looking statement made in this communication is based only on information currently available and speaks only as of the date on which it is made. Except for the ongoing obligation to disclose material information under the federal securities laws, neither Level 3 nor tw telecom undertake any obligation to, and each expressly disclaim any such obligation to, update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time to reflect new information, circumstances, events or otherwise that occur after the date such forward-looking statement is made unless required by law.